

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2022

Sharon Carmel
Chief Executive Officer
Beamr Imaging Ltd.
10 HaManofim Street
Herzeliya, 4672561, Israel

     Re: Beamr Imaging Ltd.
         Amendment No. 1 to Registration Statement on Form F-1
         Filed July 12, 2022
         File No. 333-262904

Dear Mr. Carmel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

Recent Developments, page 2

1.   We note that you have delayed the anticipated timeline for the release of the integrated video optimization engine, cloud-based SaaS platform, and the commercial launch of the HW-Accelerated Content Adaptive Encoding solution. To the extent material, provide additional context so investors can understand the reasons for, and assess the viability of, the revised timeline for the development and launch of your solutions.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Impact of Invasion of Ukraine, page 58</u>

2.   We note your disclosure that the potential impact of the conflict and any resulting bans, sanctions and boycotts on companies doing business in Russia is currently uncertain and that the conflict could have a material adverse effect on your operations, results of operations, financial condition, liquidity and business outlook. Please expand your discussion to address any impact resulting from the reaction of your investors, employees, customers, and/or other stakeholders to any action or inaction arising from or relating to the invasion, including the payment of taxes to the Russian Federation. Additionally, address whether there is a possibility that Russia or another government could nationalize your assets or operations in Russia and quantify the potential impact to your financial statements.

3.   Provide detailed disclosure regarding your stated intentions to implement a business continuity plan in order to address risks related to the conflict on your personnel, operations and product development, including with respect to alternative payment solutions for personnel in Russia and relocating certain personnel to territories outside Russia.

4.   Please describe the extent and nature of the role of the board of directors in overseeing risks related to Russia's invasion of Ukraine, including risks related to cybersecurity, sanctions, employees based in affected regions, and risks associated with ongoing or halted operations or investments in affected regions.

<u>Exhibit 23.1, page 1</u>

5.   Your auditor refers to their report dated July 12, 2022 in the consent. However, their report on page F-3 is dated February 22, 2022 (except for Note 16D and Note 16E, where the date is July 12, 2022). Please have your auditor advise or revise this discrepancy accordingly.

        You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Eyal Peled